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                                September 13, 2023

       Lyndsay Hatlelid
       Managing Director
       Brookfield Reinsurance Ltd.
       Ideation House, First Floor
       94 Pitts Bay Road,
       Pembroke, Bermuda HM08

                                                        Re: Brookfield
Reinsurance Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed August 18,
2023
                                                            File No. 333-274058

       Dear Lyndsay Hatlelid :

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. We note your use of the term "paired entity" on page ii and throughout the prospectus.
                                                        Please clarify here and
throughout, if true, that "paired entity" is not a legal definition, or provide an appropriate
discussion of the legal and other requirements, including any relevant listing
requirements for your "paired entity" structure. Alternatively, please clarify that "paired
entity" is your own designation and that Brookfield Corp and
                                                        Brookfield Reinsurance
Ltd are separate corporate entities where shareholders retain the right to exchange
shares of one entity into a equivalent class of the other. Indicate that there are material
differences between the rights of holders of your exchangeable shares and holders of the
Brookfield Class A Shares under the governing documents of your
 Lyndsay         Hatlelid
FirstName  LastNameLyndsay          Hatlelid
Brookfield Reinsurance Ltd.
Comapany 13,
September  NameBrookfield
               2023         Reinsurance Ltd.
September
Page 2     13, 2023 Page 2
FirstName LastName
         company and Brookfield Corporation, respectively, and the applicable laws. Include a cross reference to the discussion under "Comparison of Shareholder Rights" on page 107.
2. In the first full paragraph on page iii, indicate that the Listing Condition is non-waivable.
3. In the first paragraph on page ii you state that "Each class A exchangeable share of our company is also exchangeable with Brookfield Corporation at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield
         Corporation),..." Please clarify here and throughout how this is "at the option of the holder" in light of the fact that Brookfield Corporation can determine the form of payment.
4.       Reference is made to the first sentence of the third paragraph on page
ii. State here and
         throughout the prospectus where applicable, the reason(s) why the company deemed it necessary to increase the equity base and market capitalization of Brookfield Reinsurance at this time.
About This Document, page vi

5. Please remove this statement. The company is responsible for the accuracy of the document throughout.
Will I Receive Distributions..., page 4

6. Please discuss how these distributions differ from those of Brookfield Corp. We note the third bullet point on page 7.
Have the Brookfield Reinsurance Board of Directors..., page 6

7. Reference is made to the second paragraph on page 7. Please clarify why you believe the offer is attractive in light of the fact that the exchange may have tax consequences and there are a number of risks to the offer which you describe in the Risk Factor section.
Summary, page 11

8. Please provide an organizational chart showing the relationship between the various
         Brookfield corporate entities such as Brookfield Corp, Brookfield Reinsurance Ltd, and
         Brookfield Asset Management. Note any cross-exchangeable classes of securities between the entities.
Recent Developments, page 13

9. We note your discussion of the American Equity transaction, including the fact that
         Brookfield Reinsurance will need to acquire the shares of Brookfield Asset
         Management from Brookfield Corp. in order to complete the transaction. While you disclose the impact on Brookfield Corp's ownership of Brookfield Asset Management, and the impact on Brookfield Asset Management's public float, the disclosure does not address
 Lyndsay        Hatlelid
Brookfield Reinsurance Ltd.
September 13, 2023
Page 3
         the possible impact on the capitalization of Brookfield Reinsurance. To the extent that you expect to issue additional Class C shares, or to engage in a subsequent exchange of
         Brookfield Reinsurance shares for shares of Brookfield Corp, revise the disclosure so the exchanging shareholders can better understand the impact of the American Equity transactions on capital structure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Todd K Schiffman at 202-551-3491 or Christian Windsor at 202-551-
3419 if you have questions regarding these comments.



FirstName LastNameLyndsay       Hatlelid                      Sincerely,
Comapany NameBrookfield Reinsurance Ltd.
                                                              Division of
Corporation Finance
September 13, 2023 Page 3                                     Office of Finance
FirstName LastName